May 6, 2013

Ms. Susan Block

Attorney-Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Ryerson Holding Corporation

Amendment No. 14 to the Registration Statement on Form S-1 (File No. 333-164484)

Dear Ms. Block:

On behalf of Ryerson Holding Corporation (the “Company”), set forth below are the Company’s responses to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pertaining to the Company’s Amendment No. 14 to the Registration Statement on Form S-1 filed on March 22, 2013 (the “Registration Statement”) in respect of the initial public offering of shares of its common stock, contained in your letter dated April 18, 2013 to Michael C. Arnold, Chief Executive Officer and President of the Company. On behalf of the Company, we hereby submit to the Commission Amendment No. 15 to the Registration Statement (the “Amendment”) that contains changes made in response to the comments of the Staff. To facilitate your review, we have set forth each of your comments below with the Company’s corresponding response and have marked the enclosed Amendment to reflect the changes. In addition, references to page numbers below pertain to the page numbers in the marked version of the Amendment submitted herewith. Defined terms used herein without definition have the meanings ascribed to them in the Amendment.

General

1.	Comment: We note your response to our prior comment 1 and reissue. Please revise to disclose the names of the lead underwriters in your next amendment. We may defer further review of the filing until the lead underwriters are named.

Response: The Company has revised the Registration Statement to comply with the Staff’s comment.

Industry and Market Data

2.	Comment: Please advise whether any of the data provided by the listed sources were commissioned by you. If so, please file consents pursuant to Rule 436 of the Securities Act as exhibits to your registration statement.

Response: The Company respectfully advises the Staff that none of the data provided by the listed sources were commissioned by the Company.

Prospectus Summary, page 1

Ms. Susan Block

Attorney-Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

May 6, 2013

Our Company, page 1

3.	Comment: In the first paragraph, please also provide revenue for the year ended December 31, 2012.

Response: The Company has revised the Registration Statement on pages 1 and 57 to comply with the Staff’s comment.

4.	Comment: We note your response to our prior comment 3 on page 2 and reissue in part. Please revise to clarify that you have elected “to opt out of compliance with certain NYSE corporate governance requirements” and that “stockholders will not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements.”

Response: The Company has revised the Registration Statement on pages 1 and 2 to comply with the Staff’s comment.

Industry and End Market Outlook, page 2

5.	Comment: At the top of page 3, if practicable, please update to include a chart for 2012 for steel industry demand. Similarly revise at page 63.

Response: The Company has revised the Registration Statement on pages 3 and 63 to comply with the Staff’s comment.

Metals Pricing, page 4

6.	Comment: We note your disclosure regarding “recent permanent capacity reductions” in your industry. Please revise to balance your disclosure regarding the growth of your industry by briefly describing these “permanent capacity reductions.”

Response: The Company has revised the Registration Statement on pages 4 and 65 to clarify this sentence in order to comply with the Staff’s comment.

Our Competitive Strengths, page 5

7.	Comment: We note your disclosure that you believe that you will experience higher growth rates relative to North American economic improvement. Please revise to balance the disclosure to indicate that there is no guarantee that you will experience such growth.

Response: The Company has revised the Registration Statement on pages 5 and 59 to comply with the Staff’s comment.

Ms. Susan Block

Attorney-Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

May 6, 2013

Broad and Geographic Reach across Attractive End Markets, page 5

8.	Comment: Please revise the last sentence in this section to state as a belief. Similarly, please revise the last sentence of your Established Platform for Organic and Acquisition Growth section on page 6.

Response: The Company has revised the Registration Statement on pages 5, 6, 59 and 60 to comply with the Staff’s comment.

Established Platform for Organic and Acquisition Growth, page 6

9.	Comment: Refer to the last paragraph in this section. In regards to the reference to the possibility of acquisitions, please clarify here you have no current plans.

Response: The Company has revised the Registration Statement on pages 6 and 60 to comply with the Staff’s comment.

Lean Operating Structure Providing Operating Leverage, page 6

10.	Comment: We note your response to our prior comment 9. Please tell us how you selected the companies in your peer group and how many companies were in your peer group.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it assesses performance relative to its competition by tracking six other North American metals distribution companies that stock and process products similar to ours and have publicly available financial information. These six companies that the Company tracks form its peer group.

Strong Relationships with Suppliers, page 7

11.	Comment: Please revise to clarify what you mean by “through continued discipline” in the third sentence in this section. In addition, please clarify what you mean by “partner relationship.” To the extent that you have formed partnerships with suppliers, please file the partnership agreements as exhibits in your next amendment.

Response: The Company has revised the Registration Statement on pages 7 and 61 to comply with the Staff’s comments. The Company respectfully advises the Staff that it does not currently have any partnership agreements with suppliers.

Our Strategy, page 7

12.	Comment: Please revise to balance your disclosure in this section by disclosing that in 2012 your net sales decreased by 14.9% as compared to 2011.

Response: The Company has revised the Registration Statement on pages 7 and 61 to comply with the Staff’s comment.

13.	Comment: We note your comparison of fourth quarter 2010 to fourth quarter 2012 in the first paragraph regarding gross margins. Please revise to also include a comparison of fourth quarter 2011 or delete this disclosure.

Ms. Susan Block

Attorney-Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

May 6, 2013

Response: The Company has revised the Registration Statement on pages 7 and 61 to comply with the Staff’s comment.

14.	Comment: Please revise to remove the reference to compound annual growth rate from 2010 to 2012. Please refrain from referring to compound growth rates, as these appear to represent two discrete snapshots in time but do not show trends or events during the period represented.

Response: The Company has revised the Registration Statement on pages 7 and 61 to comply with the Staff’s comment by deleting the sentence relating to compound annual growth rates.

15.	Comment: In addition, please revise to disclose the increase in revenue from your fabrication operations in 2012 as compared to such revenue in 2011

Response: The Company has revised the Registration Statement on pages 8 and 62 to comply with the Staff’s comment by deleting the sentence relating to the revenue from the Company’s fabrication operations in 2012.

Summary Historical Consolidated Financial and other Data, page 14

16.	Comment: We note that you present the non-GAAP measure, Adjusted EBITDA, excluding LIFO, in your summary historical consolidated financial and other data on page 16. Please revise to explain why management believes the presentation of this non-GAAP measure provides useful information to investors and to the extent material disclose the additional purposes if any for which the Company’s management uses this non-GAAP measure. Refer to the disclosure requirements outlined in Item 10(e) of Regulation S-K.

Response: The Company has revised the Registration Statement on pages 15 and 16 to comply with the Staff’s comment.

17.	Comment: We note that you have disclosed the ratio of your tangible assets to total net debt for all periods presented on page 16. Please revise footnote (5) to disclose how this ratio was calculated for each period presented.

Response: The Company has revised the Registration Statement on page 16 to comply with the Staff’s comment.

Ms. Susan Block

Attorney-Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

May 6, 2013

Risk Factors, page 17

Risks Relating to Our Business, page 17

We have a substantial amount of indebtedness, page 18

18	Comment: Please revise to disclose the amount of indebtedness attributable to your outstanding notes.

Response: The Company has revised the Registration Statement on page 18 to comply with the Staff’s comment.

Use of Proceeds, page 31

19.	Comment: We note your responses to our prior comments 17 and 18. Please clarify which indebtedness you are repaying. As such, please revise to identify the interest rate and maturity of the indebtedness that you intend to repay with the proceeds from this offering pursuant to Item 504. To the extent that such indebtedness was incurred within one year, please revise to disclose the use of the proceeds of such indebtedness or tell us why this is not necessary.

Response: The Company has revised the Registration Statement on page 31 to comply with the Staff’s comment. The Company respectfully advises the Staff that it will include the expected amounts with respect to each of the payments it intends to make using the net proceeds from the offering in a subsequent amendment in connection with the determination of pricing information.

Contractual Obligations, page 48

20.	Comment: We note that the company has revised the registration statement to include a pro forma table of contractual obligations that gives effect to the offering and related use of proceeds. Please revise to also include a table reflecting your actual contractual obligations as of December 31, 2012 as required by Item 303(a)(5) of Regulation S-K.

Response: The Company has revised the Registration Statement on page 49 to comply with the Staff’s comment.

21.	Comment: Also, please revise your pro forma table of contractual obligations to disclose the Company’s long-term debt and other obligations immediately after the stock offering, as well as the increase in the Ryerson Credit Facility that will occur as a result of the payment of the termination fee to Platinum in connection with terminating the Services Agreement, once these amounts are determined.

Response: The Company respectfully advises the Staff that it will revise the pro forma table of contractual obligations to include these amounts in a subsequent amendment once the Company determines the expected amounts with respect to each of the payments it intends to make using the net proceeds from the offering.

Business, page 57

Lean Operating Structure Providing Operating Leverage, page 60

22.	Comment: Please revise to disclose the average number of inventory days in 2011.

Ms. Susan Block

Attorney-Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

May 6, 2013

Response: The Company has revised the Registration Statement on pages 6 and 60 to comply with the Staff’s comment.

Our Strategy, page 61

Expand Margins, page 61

Implement Value Driven Pricing, page 62

23.	Comment: We note your response to our prior comment 22 and reissue. Please revise to provide a brief definition of “value driven pricing” here and on page 8

Response: The Company has revised the Registration Statement on pages 8 and 62 to comply with the Staff’s comment by deleting the reference to the term “value driven pricing.”

Pursue Profitable Growth Through Expansion and Value-Accretive Acquisitions, page 62

24.	Comment: We note your response to our prior comment 24 and reissue. Please revise to disclose here and on page 8 that you do not have any material acquisitions pending or identified.

Response: The Company has revised the Registration Statement on pages 8 and 62 to comply with the Staff’s comment.

Material U.S. Federal Income and Estate Tax Considerations, page 108

25.	Comment: Please revise to remove your statement that this section is included for “general information only and is not tax advice.”

Response: The Company has revised the Registration Statement on page 108 to comply with the Staff’s comment.

Report of Independent Registered Public Accounting Firm, page F-2

26.	Comment: We note from your response to our prior comment 2, and reissue our prior comment. Prior to the planned effectiveness of the Company’s Form S-1 registration statement, please remove the restrictive legends included on the report and the consent of the independent registered public accounting firm.

Response: The Company will remove the restrictive legend included on both the report and the consent of its independent registered public accounting firm immediately prior to the planned effectiveness of the Registration Statement.

Note 20. Subsequent Events, page F-39

Ms. Susan Block

Attorney-Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

May 6, 2013

27.	Comment: We note your response to our prior comment 31 and reissue the comment. Once the date and terms of the stock split have been determined, please revise the historical financial statements and related disclosures throughout the registration statement to retroactively reflect the stock split.

Response: The Company will revise the historical financial statements and related disclosures throughout the Registration Statement to reflect the stock split retroactively in a future amendment to the Registration Statement once the date and terms of the stock split have been determined.

Exhibits

28.	Comment: Please file the Stock Incentive Plan as an exhibit.

Response: We acknowledge the Staff’s comment and have filed the Stock Incentive Plan as Exhibit 10.12 to the Registration Statement.

In addition to the changes discussed above, the Company has also amended the Registration Statement to update information and to correct typographical errors. Please do not hesitate to contact Cristopher Greer at (212) 728-8214 or the undersigned at (212) 728-8103 with any further questions or comments.

Very truly yours,

/s/ Jared Nicholson
Jared Nicholson

Enclosures

cc:	Michael C. Arnold, Chief Executive Officer and President

Cristopher Greer, Esq.